

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

<u>Via E-Mail</u>
Charles B. Stanley
QEP Resources, Inc.
President and Chief Executive Officer
1050 17th Street, Suite 500
Denver, Colorado 80265

      Re: QEP Resources, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 25, 2011
               File No. 1-34778

Dear Mr. Stanley:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/H. Roger Schwall

               H. Roger Schwall
               Assistant Director